QUEST ENERGY PARTNERS, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, OK 73120
September 6, 2007
BY EDGAR AND BY HAND

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attn:	H. Roger Schwall
Assistant Director

Re:	Quest Energy Partners, L.P.
Registration Statement on Form S-1
(SEC File No. 333-144716) Originally Filed July 19, 2007
Dear Mr. Schwall:
     Set forth below are the responses of Quest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), to the comment letter, dated August 17, 2007 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-1 (File No. 333-144716) (the “Registration Statement”). The revisions described herein are incorporated in Amendment No. 1 to the Registration Statement (the “Amendment”), which has been filed with the Commission via EDGAR simultaneously with this letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Partnership’s response thereto. All references to page numbers in the text of this letter refer to pages in the Amendment.
     Enclosed herewith are hard copies of the Amendment, marked to indicate the changes made to the Registration Statement filed with the Commission on July 19, 2007. We are also furnishing supplementally certain information requested in the Comment Letter.
Form S-1 filed July 19, 2007
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

September 6, 2007

Revisions have been made throughout the Amendment to make appropriate corresponding changes to all disclosure to which a Staff comment relates. We have provided page references to all responsive disclosures in this letter.

2.	You need to include an estimated price range on the cover page. Similarly, please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. See Section II.A.7 of SEC Release 33-6714.

We respectfully acknowledge the Staff’s comment. We confirm that we will include our estimate of the price range and all other required information, except information that we may exclude in reliance upon Rule 430A, prior to circulating copies of our prospectus.

3.	Please be advised that we will need time to review all omitted exhibits, including the limited partnership agreement and the opinions of counsel.

We have filed with the Amendment all exhibits that are currently available. Remaining exhibits will be included in a subsequent amendment to the Registration Statement as soon as they become available.

4.	Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

We respectfully acknowledge the Staff’s comment. The Amendment and subsequent amendments to the Registration Statement will contain current and updated disclosure, including proposed artwork and graphics, that is available at the time of such filing. The Amendment includes reserve information as of June 30, 2007, financial information for the six months ended June 30, 2007 and Estimated Cash Available for Distribution for the twelve months ended December 31, 2008.
Summary, page 1
5.	Explain what you mean when you indicate that you are “growth-oriented.” It suggests that you are different from exploration entities.

We respectfully acknowledge the Staff’s comment. When we use the term “growth-oriented”, we mean that our primary business objective is to maintain and grow our business, as outlined in the “Summary—Business Strategies” section on page 4 of the Amendment. As noted in that section, part of our strategy is to “increase reserves and production through executing what we believe to be a low-risk development and exploitation drilling program” and to “make accretive acquisitions of conventional and unconventional gas and oil properties characterized by a high percentage of proved developed producing reserves with long-lived, stable production and development opportunities whereby we can apply our management’s knowledge and expertise.” As noted in the “Summary—Competitive Strengths” section on page 4 of the Amendment,

September 6, 2007

we have an extensive drilling inventory of CBM drilling locations which we believe will help us in implementing our strategy. See also pages 114 and 115.

We do not believe that the term “growth-oriented” suggests that we are different from other exploration entities. We note, based upon a brief review of filings by other companies with the Commission, that there are other exploration and production companies which characterize themselves as “growth-oriented.”
Organizational Chart, page 9
6.	You state that Quest Energy Service will carry out the directions of your general partner, Quest Energy GP, LLC. Please include Quest Energy Service in your structure chart.

We have revised the structure chart on page 9 in response to the Staff’s comment.
Limited Call Right, page 14
7.	Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if the limited call right of your general partner is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

We believe that the tender offer rules are not applicable to the limited call right described in the Registration Statement because Rule 13e-4(h)(1) under the Securities Exchange Act of 1934 provides that the rule “shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our agreement of limited partnership provides our general partner or any of its affiliates with the limited call right described in the Registration Statement.
Summary Historical and Pro Forma Financial Data, page 15
8.	Provide a definition of “Quest Energy Partners Predecessor.”

We have added a definition of “Quest Energy Partners Predecessor” in the first paragraph under “Summary Historical and Pro Forma Financial Data” on page 16.
Non-GAAP Financial Measures, page 17
9.	We note your presentation of Adjusted EBITDA and your explanation that it is used by management to indicate the cash distributions you expect to pay to your unit holders. Your use of Adjusted EBITDA would appear to be a liquidity measure, and as such, should be reconciled to your cash flows from operating activities.

September 6, 2007

We have added a reconciliation of Adjusted EBITDA to net cash provided by operating activities to the table on page 19.

10.	We note Adjusted EBITDA excludes non-cash charges related to the mark to market of derivative instruments, which are recurring items. Please revise your disclosure to clearly address why these amounts have been excluded from the measure and why the resulting measure is more useful than net income in an investor’s understanding of your business. Please refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 and SAB Topic 14:G for further guidance.

We have added disclosure at the bottom of page 18 and on pages 90-91 addressing why the change in the fair value of derivative contracts has been excluded from the measure of Adjusted EBITDA and why the resulting measure is more useful than net income to an investor’s understanding of our business.

11.	On a related matter, tell us if Adjusted EBITDA is a defined term used in your partnership agreement. If so, please revise your disclosures throughout the filing to clearly state this measure is calculated in accordance with the terms of the partnership agreement and has been presented because it is material to an investor’s understanding of your ability to make cash distributions in the future. Please refer to Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 for further guidance and to ensure further disclosure is not required.

Adjusted EBITDA is not a defined term in our partnership agreement.

12.	We note on page 25 that you were not in compliance with your debt covenants as of March 31, 2007. Please discuss the impact this non-compliance would have had on your ability to make cash distributions to your unitholders. See also our related Risk Factor comment.

Our Parent’s current credit facility does not permit the payment of any dividends or distributions with respect to its equity interests. However, we have added on page 26 additional disclosure relating to the effect that non-compliance with the covenants in our new credit facility would have on our ability to pay distributions.

13.	Please tell us why you have added back other interest income of $390,000 to pro forma adjusted EBITDA to arrive at the pro forma cash deficit, as discussed in part (c) of note 4 to the table.

Other interest income is a cash item that we took into account when computing pro forma adjusted EBITDA (see Note 2 to the table on page 61). Accordingly, we believe that it is also appropriate to take other interest income into account when computing pro forma cash deficit (see Note 4(c) to the table on page 62). These adjustments offset each other.

September 6, 2007

14.	Please clarify what you mean by the exclusion of amortization of debt issuance costs in part (d) of note 4 to the table and why this is an appropriate adjustment.

We have revised the disclosure on page 62 as requested.

15.	We note your disclosure in note 5 to the table that expansion capital expenditures were assumed to be funded by borrowings and contributions from the Parent. Please revise the table to reflect these cash expenditures for capital expansion and the borrowings and contributions received to fund these amounts. In addition, please confirm that pro forma interest expense and cash interest expense reflect the additional interest that would have been due to fund these amounts. If not, please revise the amounts in your table and related disclosures accordingly.

We have revised the disclosure on page 62 to indicate that expansion capital expenditures were funded exclusively by capital contributions from our Parent.
Risk Factors, page 20
16.	All risk factors should be brief and concise, generally consisting of only one or two short paragraphs. You may include more detailed disclosure later in the prospectus, if appropriate.

We have revised the “Risk Factors” section of the Amendment in response to the Staff’s comment. Please see the “Risk Factors” beginning on page 21.
We may not have sufficient cash from operations to pay the initial quarterly distribution... page, 20
17.	Please disclose either here or in a separate risk factor that “there is no limit on the amount of expenses for which [y]our general partner and its affiliates may be reimbursed,” as noted on page 126.

We have expanded the existing risk factor disclosure as requested by the Staff. Please see page 42.
We are unlikely to be able to sustain distributions...page, 23
18.	Include disclosure on what the consequences could be if a portion of the distribution was considered a return of part of one’s investment in you as opposed to a return on one’s investment.

We have revised the Amendment as requested. Please see page 24.

September 6, 2007

Our new credit facility will have substantial restrictions..., page 25
19.	Indicate (quantify) the extent of the Parent’s non-compliance with the maximum total debt to EBITDA both on March 31, 2007 and, if applicable, on June 30, 2007. Indicate and quantify any other covenants with which the issuer would not be in compliance as of the most recent practicable date.

We have indicated on page 26 the extent of our Parent’s non-compliance with the maximum total debt to EBITDA covenant for March 31, 2007. Our Parent was in compliance with the maximum total debt to EBITDA ratio and all of its other covenants for the quarter ended June 30, 2007, the most recent practicable date.
The economic terms of the midstream agreement may become unfavorable to us...page, 30
20.	Please disclose that Quest Midstream is a related party.

We have revised the Amendment as requested. Please see page 32.
The gathering fees payable to Quest Midstream under the midstream services..., page 31
21.	To the extent practicable, quantify the number of leases or production subject to provisions that inhibit you from passing on these gathering and other fees to the royalty owners.

We have revised the disclosure on page 32 to quantify, to the extent practicable, the number of acres subject to provisions that inhibit us from passing on gathering and other fees to royalty owners.
We depend on a limited number of key management personnel...page 35
22.	Please identify the “key personnel” and “key members” to whom you refer. If you do not have key person insurance for your key employees, disclose that fact here. If you do, discuss that elsewhere in an appropriate location.

We have revised the Amendment as requested. Please see page 38. We supplementally advise the Staff that our Parent has key man insurance on Messrs. Cash and Grose, but we are not a beneficiary of these policies.
Tax Risks to Common Unitholders, page 45
23.	Include a risk that lists the federal income tax issues upon which your tax counsel is unable to opine on, similar to the list on page 163.

We have revised the Amendment to include a new risk factor in response to the Staff’s comment. Please see page 50.

September 6, 2007

Use of Proceeds, page 49
24.	It is difficult to determine, from your narrative presentation, the order in which the proceeds will be used, the amounts for each use and the sources and amounts to fund the other uses you discuss. We note that you expect net proceeds of $161.3 million but discuss over $225 million in debt which intend to repay. Revise to identify and quantify the sources and uses of the funds from this offering as well as the new credit facility in tabular form.

We have added a table which details sources and uses of funds as of June 30, 2007. Please see page 52.
Restrictions and Limitations on Cash Distributions..., page 52
25.	You have left several blank spaces. These do not appear to be information that may be omitted under Rule 430A. Please revise.

We respectfully acknowledge the Staff’s comment. We confirm that we will insert information currently omitted from page 56 and elsewhere in the Registration Statement that is not excludable in reliance upon Rule 430A prior to circulating copies of our preliminary prospectus.
Estimated Cash Available for Distribution, page 59
26.	Please expand your table of Estimated Cash Available for Distribution to include the calculations of your debt covenants under the new credit facility to demonstrate if you expect to be in compliance at each of the quarters ending in and as of the 12 months ending September 30, 2008.

We have added line items for the calculation of the debt covenants under the new credit facility at the bottom of the table entitled Estimated Cash Available for Distribution and added an explanatory footnote, Note (2). Please see pages 64-65. The calculations will be inserted prior to circulating copies of our preliminary prospectus.
Operations and Revenues, page 60
27.	Provide the assumption(s) underlying the 79% growth in gas production for the 12 month period ending September 30, 2008 as compared to the 12 month period ending March 31, 2007.

We have revised the disclosure as requested. Please see pages 65-66.

28.	Your forecast for the 12 months ending September 30, 2008 assumes an average NYMEX gas price of $8.00/Mcf. Indicate the assumptions underlying that figure. In this regard, we note the recent NYMEX gas price has been below $7.00/Mcf.

September 6, 2007

We acknowledge that the assumed NYMEX gas price of $8.00/Mcf is below the recent NYMEX strip prices for the twelve months ending December 31, 2008. We will update the assumed NYMEX gas price prior to circulating any copies of our preliminary prospectus. We have added additional disclosures to the table on page 66.

29.	Indicate clearly in your discussions and presentations, the impact on your ability to make the cash distributions if your forecasts for gas production and gas prices do not turn out to be correct. For example, indicate the most recent NYMEX gas price and the impact if prices stay at that level.

We have revised the Amendment as requested. Please see page 66.

30.	Reconcile your statement under “Hedges” that you “do not have any hedges with respect to [y]our production” with statements under “Gas Hedging Activities” on page 99 that you have hedged historical and future gas production. Clarify the type of hedging activities you are discussing in this section.

We believe that statements are consistent, because the referenced statement under “Hedging” reads that “We do not have any hedges with respect to our oil production” and the statements under “Gas Hedging Activities” on pages 109-111 refer to our hedging of gas production (emphasis added). We have revised the disclosure under each of the headings to clarify the types of hedging activities we are discussing. Please see pages 67 and 109.
How We Make Cash Distributions, page 67
31.	Revise the second bullet to clarify that it “the proper conduct of business” includes fees payable to the General Partner.

We have revised the second bullet as requested. Please see page 73.
General Partner’s Right to Reset Incentive Distribution Levels, page 72
32.	Explain why the general partner will be entitled to receive Class B units in the event of a reset of the minimum distribution. It is not clear what “consideration” the general partner is “transferring” in exchange for those units. Explain also how the number of such units to be issued will be determined.

We respectfully suggest that the current disclosure already addresses the Staff’s comments. The reset provision is only applicable if the general partner is receiving incentive distributions at the highest level, which means the quarterly distribution is more than $0.484375 per unit. If the general partner exercises its right to reset the minimum quarterly distribution at the then current distribution level, it would be giving up the right to receive incentive distributions for distributions below that amount—this is the consideration that is being given up by the general partner in exchange for the Class B

September 6, 2007

Units. We believe the second paragraph of this section adequately discloses that the general partner is relinquishing the incentive distribution payments in exchange for Class B units. We also believe the third paragraph sets forth the formula for calculating the number of Class B units to be issued. In addition, we have provided a detailed example as to how this provision would work (and the number of Class B units to be issued) if the reset occurred at the time when quarterly distributions were equal to $0.60 per unit.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80
Results of Operations for Quest Energy Partners Predecessor, page 85
33.	Include each of the line items discussed in your Results of Operations section in a table at the beginning of the period to period comparison, either adding them to the existing table or creating a separate table that shows each of the line items (e.g., revenues) in a table format. In this regard, it is not clear how the information you have provided in the tables interacts with the textual disclosure.

We have revised the Amendment to include new tabular disclosure of the line items discussed in our “Results of Operations” section in response to the Staff’s comment. We have also revised the lead-in to existing tabular disclosure of our operating data to clarify how the tabular information provided interacts with the textual disclosure. Please see pages 93, 95, 97, 99 and 101.
Operating Expenses, page 86
34.	Include disclosure in your second paragraph regarding why the midstream services agreement increased your transportation expenses by 214%.

We have revised the Amendment as requested. Please see page 94.
Operating Expenses, page 87
35.	Explain how property taxes increased your transportation expenses by $0.61 per Mcf.

We have revised the Amendment as requested. Please see page 96.
Seven Months Ended December 31, 2004 and 2003, page 90
36.	Provide an explanatory introduction regarding why you are showing a period to period comparison for the seven months ended December 31, 2004 and 2003 (i.e. the change in your fiscal year).

September 6, 2007

We have revised the Amendment as requested. Please see page 98.
Operating Expenses, page 91
37.	Provide an explanation for the increase in transportation expenses for the seven months ended December 31, 2004 and 2003 along with the fiscal years ended May 31, 2004 and 2003 on page 92.

We have revised the Amendment as requested. Please see pages 100 and 102.
Liquidity and Capital Resources, page 93
38.	Reconcile the last sentence of your liquidity section that states, “Because we will distribute a substantial portion of our cash flows rather than reinvest those cash flows in our business...” with your statement on page 26 in the third bullet point of the risk factor titled, “Our future debt levels may limit our flexibility to obtain additional financing...” where you state, “We will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders.”

We have revised the last sentence under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” on page 103.
Cash Flows from Operating Activities, page 94
39.	Please revise to indicate that you had a decrease not an increase in net cash provided by operating activities.

We have revised the Amendment as requested. Please see page 104.
Contractual Obligations, page 95
40.	Tell us why your contractual obligations table does not include the amounts expected to be due under your midstream services agreement.

We did not include amounts expected to be due under our midstream services agreement in the contractual obligations table, because such amounts are not “purchase obligations” within the meaning of Item 303(a)(5)(ii)(D) of Regulation S-K. That subsection provides, “Purchase Obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.” The midstream services agreement does not specify fixed or minimum quantities of services to be purchased. The

September 6, 2007

amount of services purchased is based upon the amount of gas which we deliver to Quest Midstream for transportation (less fuel, shrink and loss) pursuant to the agreement.

41.	Supplementally, tell us the basis used to determine the amounts reflected as derivatives in your contractual obligations table.

The amounts reflected in the table are based on quotes obtained from the counterparties to the derivative contracts.
Critical Accounting Policies and Estimates, page 96
42.	The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:
(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.
Please refer to FRC Section 501.14 for further guidance.

We have revised the disclosure with respect to our critical accounting policies as requested. Please see pages 106-108.
Business, page 103
43.	Please include a discussion of the Devon asset acquisition, as your MD&A shows that it was a key factor in the growth of your company.

We have included a discussion of the Devon asset acquisition in response to the Staff’s comment. Please see page 113.
Operations, page 111
44.	You indicate that, “One of [y]our operating subsidiaries will employ our field personnel,” yet your structure chart indicates that you only have one operating subsidiary. Please update your disclosure to make this statement accurate.

September 6, 2007

We have revised the structure chart on page 9 and the disclosure on page 121 in response to the Staff’s comment.
Gas Gathering, page 111
45.	We note the midstream services agreement requires you to drill a minimum of 750 new wells in the Cherokee Basin during the two year period ending December 1, 2008. Tell us the impact of not completing this drilling requirement. To the extent a failure to complete the required drilling impacts your ability to make cash distributions to your unitholders, please expand your disclosures within the Cash Distribution Policy section beginning on page 52 to address this effect.

The midstream services agreement does not contain a specific remedy for a failure to drill the minimum 750 wells during the two year period ended December 31, 2008. The failure would be a breach of the agreement and Quest Midstream would be entitled to pursue a claim for breach of contract against us. Our forecast assumes that we will drill approximately 883 wells during the two years ended December 31, 2008. To the extent that we drill fewer wells than we have forecasted, our future production and related revenues will decline, which may impact our ability to make distributions. Since the number of wells required to be drilled under the midstream services agreement is less than our forecasted number of wells, we do not believe that the failure to drill the 750 wells is material for purposes of our forecast. The section entitled “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” contains disclosure about our need to drill wells in order to meet our forecasted production. In addition, a number of our Risk Factors highlight the need to expand production in order to meet our initial distribution rate.
Management, page 123
46.	Include in your risk factors section, a risk factor regarding the fact that the NASDAQ Global Market does not require you to have a majority of independent directors on the board of directors of your general partner, or to establish a compensation committee or a nominating and corporate governance committee.

We have revised the Amendment to include a new risk factor in response to the Staff’s comment. Please see page 44.

47.	Discuss in some detail the decisions the general partner may make and what actions it may take in its sole discretion.

We have revised the Amendment in response to the Staff’s comment. Please see page 133.

48.	In your discussion of the conflicts committee in the last full paragraph on page 123, please define the phrase “fair and reasonable.”

September 6, 2007

We have revised the Amendment in response to the Staff’s comment. Please see pages 133-134.
Management, page 124
49.	Disclose any measures that will be implemented to ensure that the executive officers devote as much time to the management of your business as necessary for the proper conduct of your business and affairs.

We have revised the Amendment in response to the Staff’s comment. Please see page 134.
Directors and Executive Officers, page 125
50.	Revise your biographical sketches to provide a complete discussion of each person’s business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time. For example, Mr. Grose’s sketch contains a gap between 2003 and June 2004 and indicates that he held, “Various positions...[at] a telecommunications company...”

We have revised the Amendment to fill in any gaps in each person’s business experience for the past five years. Please see pages 135-136.

51.	Provide the disclosure called for in Item 401(f) of Item S-K regarding certain legal proceedings involving your directors, officers, promoters or control persons. If your directors, officers, promoters or control persons have not been involved in such legal proceedings, please provide disclosure to that effect in the registration statement.

We respectfully advise the Staff that none of our directors, officers, promoters or control persons have been involved in the legal proceedings described in Item 401(f) of Item S-K. In addition, we respectfully submit that disclosure confirming the foregoing is not required under Rule 404(c) of Regulation C, which states that “[t]he prospectus shall contain the information called for by all of the items of Part I of [Form S-1], except that unless otherwise specified, no reference need be made to inapplicable items, and negative answers to any item in Part I may be omitted.”
Reimbursement of Expenses of our General Partner, page 126
52.	We note that the general partner “will not receive any management fee or other compensation.” You then indicate that you will reimburse the Parent for expenses including “salary, bonus, (and) incentive compensation.” It would appear that you should provide the disclosure required by Item 402 of Regulation S-K to the extent that the individuals listed under “Directors and Executive Officers” are compensated for their services to the issuer.

September 6, 2007

We respectfully acknowledge the Staff’s comment. We believe that information under Item 402 of Regulation S-K is not required to be included in the registration statement pursuant to Interpretive Response 1.03 of the Staff’s interpretive guidance regarding Item 402 of Regulation S-K, which provides as follows:
1.03	A subsidiary of a public company is going public. The officers of the subsidiary previously were officers of the parent, and in some cases all of the work that they did for the parent related to the subsidiary. The registration statement of the subsidiary would not be required to include compensation previously awarded by the parent corporation. The subsidiary would start reporting as of the IPO date. [January 24, 2007]
Executive Compensation Discussion and Analysis, page 126
53.	We note in your paragraph on your parent’s compensation methodology, you state that, “The following discussion relating to compensation paid by our Parent is based on information provided to us by our Parent and does not purport to be a complete discussion and analysis of our Parent’s executive compensation philosophy and practices.” The discussion should provide all material information to be considered by investors in making their investment decision. Please revise accordingly.

We have revised the Amendment in response to the Staff’s comment. Please see page 137.

54.	We note the performance targets listed on page 128. Quantify any specific targets for the issuer that will impact the compensation of the named executive officers.

We note that instruction 4 to Item 402(b) of Regulation S-K allows registrants to not “disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” The compensation committee of our Parent has determined that the disclosure of the specific targets would cause competitive harm, and accordingly we have not disclosed the specific targets. We have included additional disclosure on page 138 discussing how difficult it will be for the executive officers to achieve the target levels.
Management Annual Incentive Awards, page 129
55.	We refer you to Instruction 2 to Item 402(b) of Regulation S-K which notes that it may be necessary, in some situations, to discuss prior years in order to give context to disclosure provided. In this regard, you state that “As described above, in 2006 [y]our parent’s compensation committee granted awards under the bonus plan that

September 6, 2007

were comprised of 2/3 cash and 1/3 in [y]our parent stock.” While you state that this is described above, there does not seem to be a mention of this prior to this statement. Further, please expand your disclosure to identify the range of historical salaries provided, including any bonus awards.

As noted in response to Staff’s Comment No. 52, we do not believe that information under Item 402 of Regulation S-K is required to be included in the Registration Statement pursuant to Interpretive Response 1.03 of the Staff’s interpretive guidance regarding Item 402 of Regulation S-K. The sentence referenced in Comment No. 55 regarding awards granted in 2006 was erroneously included in the registration statement and has been deleted.
Long-Term Incentive Plan, page 130
56.	In your opening paragraph, clarify that the options, restricted units, phantom units, and other awards will be awards of securities in your parent company.

We respectfully inform the Staff that the options, restricted units, phantom units and other awards granted pursuant to our long-term incentive plan will be awards of securities in us, not awards of securities in our Parent. We have augmented the disclosure on page 141 to clarify the foregoing.
Security Ownership of Certain Beneficial Owners and Management, page 133
57.	Indicate in your footnote the aggregate number of units that could be purchased by your management under the directed unit program.

We have revised the Amendment in response to the Staff’s comment. Please see page 143.
Certain Relationships and Related Party Transactions, page 134
58.	Provide a description of the Contribution, Conveyance and Assumption Agreement.

We have added a description of the Contribution, Conveyance and Assumption Agreement at the end of the section entitled “Certain Relationships and Related Party Transactions.” Please see page 147.

59.	Include the approximate dollar amount involved in each transaction, as required by Item 404 of Regulation S-K.

We believe that the disclosure in the section entitled “Distributions and Payments to Our General Partner and its Affiliates—Formation Stage” already indicates a dollar amount or value of the transaction. The remaining transactions disclosed in the other sections under the heading “Certain Relationships and Related Party Transactions” involve agreements

September 6, 2007

in which the exact nature of the transaction and/or the amount of the transaction is currently not known. In the section relating to “Distributions of available cash to our general partner and its affiliates” we have provided an estimate of the amount assuming the payment of distributions at the initial distribution rate. In other sections, we have provided disclosure as to the nature of the obligation. For the midstream services agreement, we have added disclosure as to the amount of fees paid during the six months ended June 30, 2007. See page 146.
Units Eligible for Future Sale, page 162
60.	The first sentence of this section seems to indicate that another entity along with your parent will hold 4,956,702 common units and 9,452,898 subordinated units. Please clarify this sentence.

Our Parent will own all these units. We have revised the Amendment in response to the Staff’s comment. Please see page 172.
Selling Unitholder, page 180
61.	Please disclose the natural person who exercises voting and/or dispositive powers with respect to the securities to be offered for resale by the selling unitholder. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

We have added a new footnote (2) to the Selling Unitholder table. Please see page 190.
Underwriting, page 183
62.	Please disclose if you are paying any commissions to the underwriters as required under Item 508(e) of Regulation S-K. Further, please explain how the financial advisory services fee is not a commission and should not be included in a table as required by Instruction 1 to Item 508(e) of Regulation S-K.

We have revised the Amendment in response to the Staff’s comment. Please see pages 193 and 195.
Unaudited Pro Forma Financial Statements, pages F-3 – F-5
63.	We note you have included adjustments in your pro forma balance sheet to reflect the issuance of the limited partner units to the public. However, you have not included adjustments to reflect the issuance of the general partner units, limited partners units and subordinated units to the Parent and related affiliates. In addition, pro forma adjustments have not been included to remove the equity balances of the predecessor. Please revise your statements and footnotes to include these adjustments.

September 6, 2007

Adjustments to reflect the issuance of the general partner units, limited partners units and subordinated units to the Parent and related affiliates have been included in the unaudited pro forma balance sheet updated to June 30, 2007 in response to the Staff’s comment. Please see page F-3 and the new subpart (g) to Note 2, “Pro Forma Adjustments and Assumptions,” to our unaudited pro forma financial statements on page F-6.

64.	Please revise to include disclosures required by SFAS No. 69 on a pro forma basis. Refer to SAB Topic 2D, Question 6.

We have reviewed the requirements set forth in SFAS No. 69 and SAB Topic 2D, Question 6 and respectfully inform the Staff that we have no pro forma adjustments to make to our historical disclosures.
Carve Out Balance Sheets, page F-9
65.	We note the impairment provision within your accumulated depreciation, depletion and amortization. Tell us how you accounted for the impairment recorded for the year ended December 31, 2006.

The ceiling test, described in Note 3 to the carve out financial statements, is performed on a quarterly basis on the oil and gas properties included in the carve out balance sheets and resulted in an impairment loss of $30,719,000 at December 31, 2006. This impairment loss was included in our statement of operations as a separate line item. Please see pages F-10 and F-15.
Note 3. Summary of Significant Accounting Policies, page F-13
66.	Revise your footnote disclosure to include your revenue recognition policy. Further, we note from your “Concentration of Credit Risk” disclosure that more than 90% of total natural gas and oil revenues for the fiscal year ended December 31, 2006 was to one customer. Please disclose any material terms in your contract with this customer that could affect your revenue recognition policy.

We have revised the Amendment in response to the Staff’s comment. Please see pages F-14 and F-47. We hereby supplementally advise the Staff that there are no material terms in our contract with this customer that could affect our revenue recognition policy.
Note 5. Long-Term Debt
Credit Facilities — Guggenheim, page F-21
67.	Revise to disclose if you were in compliance with your debt covenants as of and during the years ended December 31, 2006 and 2005. We note from your Supplemental Cash Flow Information in Note 7 that you issued shares for credit agreement waiver fees. If you were not in compliance and received a waiver, please revise to disclose the dates you were out of compliance, the effect this noncompliance

September 6, 2007

had on your operations and financial statements and the terms of the waiver or other resolution.

The credit agreement wavier fees paid in 2006 were fees paid by our Parent to its lenders to permit the formation of Quest Midstream and not due to our Parent’s non-compliance with its covenants. Our Parent was not in compliance with its credit facilities on November 30, 2004 and this default continued until February 22, 2005. We have revised the disclosure to address your comments with respect to this default. Please see page F-24.
Note 15, SFAS 69 Supplemental Disclosures, page F-33
Standardized Measure of Discounted Future Net Cash Flows, page F-36
68.	Please remove the subtotal, “Future cash flows before income taxes” from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69.

We have revised the Amendment as requested. Please see page F-37.
Note 18. Subsequent Events, page F-42
69.	We note the lender waived the default under the credit facilities for noncompliance with the debt to EBITDA ratio covenant. We also note the credit facilities were amended on April 25, 2007. Please tell us when the waiver for March 31, 2007 was received, disclose the period of the waiver and your consideration of EITF 86-30 and SFAS No. 78 in classifying the notes as long-term liabilities on your balance sheet.

The March 31, 2007 default on the Predecessor’s credit facility was due to the Predecessor’s inability to meet the required total net debt to EBITDA ratio with EBITDA being calculated as defined in the loan agreement. The loan agreement called for a 4.5 to 1.0 total net debt to EBITDA ratio as of March 31, 2007, which the Predecessor did not achieve.

On April 25, 2007, the Predecessor obtained a waiver from the EBITDA requirement as of March 31, 2007 and a modification of the terms related to future EBITDA requirements to increase the net debt to EBITDA ratios as follows:

Measurement date	Original net debt to EBITDA	Amended net debt to EBITDA

June 30, 2007	4.25 to 1	5.50 to 1
September 30, 2007	4.00 to 1	4.75 to 1
December 31, 2007	3.75 to 1	4.25 to 1
EITF 86-30, “Classification of Obligations When a Violation is Waived by the Creditor”, considers the issue of whether or not a waiver of a lender’s right received by a debtor for

September 6, 2007

a violation of a loan covenant with the retention of the period covenant tests represents, in substance, a grace period. If the waiver is viewed as a grace period, the borrower must classify the debt as current as called for in SFAS 78 unless it is probable that the borrower can cure the violations within the grace period.

As described above, the lender not only waived the violation of the loan covenant at March 31, 2007 but modified the net debt to EBITDA ratio to one that management believes the Predecessor can comply with on a going forward basis. The Predecessor believes, based on the modifications to the loan agreement, that it will be able to comply with the terms of the loan agreement for a period of at least one year.

Therefore, we respectfully submit to the Staff that our classification of this debt as long term is appropriate.
Quest Energy GP, LLC
Note to Balance Sheet, page F-66
70.	Tell us your consideration of EITF 04-5 in your accounting for your interest in the partnership.

We have reconsidered the guidance provided in EITF 04-5. The Amendment includes a revised consolidated balance sheet of our general partner that includes our balance sheet.
Engineering Comments
Summary, page 1
71.	We note your standardized measure figure — $268.1 million — does not agree with the figure on page F-36. Presumably, the difference is your lack of income tax liability going forward. Please expand your disclosure to clarify this situation.

We have revised the Amendment as requested. Please see pages iv, 20, 118 and B-3.

72.	Our examination of your independent engineer’s report indicates that your standardized measure includes third party gathering revenue of $7.1 million. Financial Accounting Standard 69, paragraph 30(a) states that future cash inflows shall be computed by applying year-end prices of oil and gas relating to the enterprise’s proved reserves to the year-end quantities of those reserves. This precludes the inclusion of revenue derived from activities other than the sale of oil and gas. Please amend your document to comply with this requirement.

Our independent engineer’s report relating to the Partnership Properties as of December 31, 2006 has been revised to exclude third party gathering revenue from the calculation of the standardized measure. The June 30, 2007 reserve report included in the

September 6, 2007

Amendment also excludes third party gathering revenue from the calculation of the standardized measure. Please see pages F-36 and F-37.

73.	We note your stated intention to drill 325 wells in 2008. Please amend your document to also disclose that none of these locations is proved as of year-end 2006.

We currently have not determined which locations are going to be developed during 2008. However, since we had 756 PUD locations as of June 30, 2007 and are only planning to drill 298 wells in the remainder of 2007, it is probable that some (and possibly all) of the wells to be drilled in 2008 will be on locations that were classified as proved in our most recent reserve report. We have added some additional disclosure to the Amendment to clarify these facts. Please see pages 2, 5-6, 32, 87, 103, 113 and 122.
Risk Factors, page 20
Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves., page 28
74.	We note your statement, “...if gas prices at December 31, 2006 had been $1.00 less per Mcf, then the standardized measure of our proved reserves as of December 31, 2006 would have decreased by $115.0 million, from $268.1 million to $153.1 million.” Please amend your document to disclose the effects of this change on your proved reserve volumes.

A sensitivity analysis with respect to the effect of changes in product prices on our reserve volumes has been added to page 29.
Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our ability to pay distributions., page 34
75.	We note your statement, “We have identified, as of December 31, 2006, 250 gross proved undeveloped drilling locations...” Your independent engineer’s report presents 850 gross PUD locations. Please explain this difference to us and amend your document so that your disclosure is consistent.

The reference to 250 gross proved undeveloped drilling locations in the original filing was an error. Updated disclosure with respect to the number of proved undeveloped drilling locations as of June 30, 2007, has been included on pages 2, 4, 37, 87, 88, 113, 114 and 115 of the Amendment.

September 6, 2007

Estimated Cash Available for Distribution, page 59
Operations and Revenue, page 60
76.	We note your statement, “Our forecasted net production volumes for the twelve months ending September 30, 2008 reflect the production estimated for the twelve months ending September 30, 2008 from our wells that were producing in commercial quantities as of December 31, 2006 in our reserve report as of the same date prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers, and the production estimated for the wells connected after December 31, 2006 and forecasted to be connected before September 30, 2008, based on the average production profile for our Cherokee Basin wells.” Please amend this to disclose the portion of the “forecasted net production” that is derived from your proved reserves as of December 31, 2006.

We have revised the Amendment as requested. Please see pages 65-66.
Operations and Revenue, page 63
77.	We note your table of “Adjusted EBITDA sensitivities”. Please submit to us a spreadsheet in hard copy and digital format that presents the details of this table. Address whether your “Total revenues” includes hedged gas sales and components other than sales of oil and gas.
Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey
We have sent an electronic and hard copy of the table of “Adjusted EBITDA sensitivities” to Mr. Winfrey as requested and have revised the disclosure on page 68 of the Amendment in response to the Staff’s comment.
Quest Energy Partners, L.P. Predecessor Notes to Carve Out Financial Statements, page F-13
Natural Gas and Oil Reserve Quantities, page F-35
78.	Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please amend your document to disclose/explain the circumstances that led to the changes due to extensions and discoveries in 2006.

We have revised the Amendment as requested. Please see page F-35.

September 6, 2007

79.	Please explain to us the lack of change to your proved reserves due to:
•	Extensions and discoveries in 2005 even though you drilled 227 net wells “capable of production”;

•	Revisions in 2006 even though your stated year-end gas price was $6/MCF compared to $9.22/MCF at year-end 2005.
We have revised the Amendment as requested. Please see page F-35.
* * * * * * * * *
     Please do not hesitate to contact our attorneys at Stinson Morrison Hecker LLP, specifically Patrick J. Respeliers, at (816) 691-2411, or James S. Swenson, at (816) 691-2768, if you have any questions regarding this submission.
Sincerely,

/s/ David E. Grose

David E. Grose
Chief Financial Officer

Cc:	John Madison
Robert Carroll
Shannon Buskirk
Ronald Winfrey